Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Hawaiian Tax-Free
Trust (the 'Trust') was held on October 25, 2013. The holders of shares representing 78% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of Votes:

	Trustee		For		Withheld

Diana P. Herrmann	$638,108,728	$13,687,632
Richard L. Humphreys	$648,588,043	$  3,208,317
Bert A. Kobayashi, Jr.	$647,490,413	$  4,305,948
Glenn P. O'Flaherty	$648,707,773	$  3,088,588
Russell K. Okata	$644,585,547	$ 7,210,814


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

	For		Against		Abstain

	$629,520,824	$13,818,510	$17,873,945